

July 5, 2023

Philip O. Strawbridge
Senior Vice President and Chief Financial Officer
Centrus Energy Corp.
6901 Rockledge Drive
Suite 800
Bethesda, MD 20817

> **Re: Centrus Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2023**
> **File No. 333-272984**

Dear Philip O. Strawbridge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brophy Christensen